Perk International Inc.
2470 East 16th Street
Brooklyn, NY, 11235

September 11, 2013

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Kathleen Krebs

Re:	Perk International Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 22, 2013
File No. 333-189540

Dear Mrs. Krebs:

I write on behalf of Perk International Inc., (the “Company”) in response to Staff’s letter of August 30, 2013, by Larry Spirgel,  Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed August 22, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.
We note your response and revised disclosure to comment 3 of our letter dated July 19, 2013. Please further revise your disclosure throughout the prospectus to remove the “we are considered a” and “we are classified as a” language. Your disclosure should clearly indicate that Perk International is a shell company.

In response to this comment, the Company removed the language and clearly indicated that it is a shell company.

Prospectus Cover Page

2.
You disclose that the offering will terminate “at the earlier of September 30, 2017, the date the warrants expire, or until all the warrants have been exercised.” Please revise to disclose when the offering of the units will terminate. Please note that you may continue to update the registration statement and prospectus for the exercise of the warrants that comprise the units once the offering of the units has terminated.

In response to this comment, the Company revised its disclosure to indicate that the Offering will commence promptly after the date of the prospectus and close no later than six months after the date of the prospectus. However, the Company may extend the Offering for up to 90 days following the 180 day offering period. The Company plans to continue to update the registration statement and prospectus for the exercise of the warrants that comprise the Units even after the Offering of the Units has terminated.

3.
You disclose that, “We do not expect a public market to exist for the warrants until they are exercised.” Please simply state that you do not expect a public market for the warrants, as they will no longer be warrants once they are exercised.

In response to this comment, the Company revised its disclosures to state that it does not expect a public market for the warrants, as they will no longer be warrants once they are exercised.

Prospectus Summary, page 5

4.
As previously requested, please balance your disclosure with a substantive discussion of the slowing growth trend within the daily deal purchase and daily deal market. Notwithstanding a revised summary, please discuss the emergence and impact of slowing growth trends within your “Description of Business” and “Management’s Discussion and Analysis” sections. Refer to Item 303(a)(3)(ii) of Regulation S-K. For example, explain the significance and impact of a low barrier entry for the daily deal e-commerce business model. Your disclosure should identify and discuss the difficulties with achieving, and sustaining, profitability based on the heavily discounted business model.

In response to this comment, the Company provided balanced disclosure about the slowing growth trend within the daily deal purchase and daily deal market, and identified the difficulties with achieving and sustaining profitability based on the heavily discounted model.

5.	You disclose on page 5 that, “We are not a blank check company, as defined by applicable securities laws...” Please revise this disclosure to state that this is your belief.

In response to this comment, the Company revised the disclosure to state that it is the Company’s belief.

Summary of this Offering, page 6

6.
We note your revised disclosure and available net proceeds under the preceding section “Prospectus Summary.” However, please further revise this section to make clear that you must sell approximately 12 million units (or 40% of the offering) to cover the estimated offering costs.

In response to this comment, the Company revised its disclosure to make it clear that it must sell 12,000,000 Units (or 40% of the Offering) to cover the estimated offering costs.

Risk Factors, page 8

Rule 144 safe harbor is unavailable for the resale of shares issued by us unless and until we cease to be a shell company and have satisfied the requirements of Rule 144(i), page 9

7.
Please revise the last paragraph of this risk factor to also disclose that shareholders who receive restricted or control securities in the future will also be subject to the resale limitations of Rule 144(i) until one year has passed since the company has exited shell company status and all the required disclosures are provided.

In response to this comment, the Company revised the risk factor to disclose that shareholders who receive restricted or control securities in the future will also be subject to the resale limitations of Rule 144(i) until one year has passed since the Company exited shell company status and all the required disclosures are provided.

2

We may be exposed to potential risks resulting from new requirements under section 404 of the Sarbanes-Oxley Act of 2002, page 15

8.	Please revise to make clear that upon effectiveness of this registration statement, certain assessments for annual reports shall begin with your fiscal year ending May 31, 2014.

In response to this comment, the Company clarified the disclosure as requested.

Dilution, page 20

9.
We note your revised disclosure in response to comment 13. It appears that you may have used gross proceeds of $30,000 instead of net proceeds of $17,500 in your calculation of pro forma net tangible book value per share of $0.000316. Please revise or advise us.

In response to this comment, the Company revised the figures using net proceeds of $17,500 in the calculations made in the section “Dilution.”

Description of Business, page 24
General, page 24

10.	Please explain how you intend to target potential customers with “[G]oogle key words and similar venues.”

In response to this comment, the Company explained how it intends to use Google Key Words as a marketing tool in the section titled “Marketing and Distribution Strategy.”

11.
Please revise to clarify your disclosure regarding the Perks Goods Return Policy. Although we note you intend to develop more complete terms, conditions and policies at a future date, please discuss the material terms that permit a refund. Also, part of your revised explanation appears relevant to an industry and product different than your intended daily deal business plan. For example, some of these references include: defective items, returned items and returned goods, return delivery, and damage or misuse of goods. You should explain how these refund policies apply to a daily deal purchase. Please advise or revise.

In response to this comment, the Company intends to develop terms and conditions, including a return policy, as are customary for the type of business the Company engages in. Presently, the Company does not have any written and approved terms and conditions for sales of merchant products obtained by the Company’s daily deals.  Before the Company fully launches its website, however, it intends to have those policies set in place. Nevertheless, the Company provided a sample policy that it is currently considering.

12.
We reissue comment 20, in part, of our letter dated July 19, 2013. Provide us with copies of all reports and industry analysis upon which you rely. Please mark these sources to enable us to easily identify what material was used in the document and where it was used.

In response to this comment, the Company has enclosed all copies of reports and industry analysis and marked the same to easily identify what material was used.

Directors, Executive Officers, Promoters and Control Persons, page 32

13.
We note Mr. Gaudet currently devotes approximately 30 to 40 hours per week to the company. Please confirm whether Mr. Gaudet is currently employed elsewhere. Also, please confirm whether Mr. Golden holds any other directorships pursuant to Item 401(e)(2) of Regulation S-K.

In response to this comment, Mr. Guadet is not employed elsewhere and Mr. Golden has no other public company directorships other than what is presently disclosed pursuant to Item 401 of Regulation S-K.

3

Certain Relationship and Related Transactions, page 35

14.
We issue comment 14, in part, of our letter dated July 19, 2013. Please revise the disclosure under “Certain relationships and Related Transactions” and “Recent Sales of Unregistered Securities” to disclose the price paid and consideration received by the company for the shares.

In response to this comment, the Company revised the appropriate sections to disclose the price paid and the consideration received for the Company’s issued and outstanding shares.

Balance Sheet, page F-3

15.
We note your response to comment 26 from our letter dated July 19, 2013. On page 27 you state that you have hired a website developer to rework your initial mockups, and that once you have approved the layout of the website, the developer will begin work on creating the public-facing and back-end website platforms, etc. This implies that your website is in the early stages of development. However, we note that on page 17 you estimate development costs to be between $2,500 and $7,500, and have already capitalized $7,500 in costs. This implies that the website was complete at your balance sheet date based on estimated costs to complete the website. Please clarify if/when the layout for the website was approved and expand your disclosure to clarify how much has been incurred and how much has been capitalized, to date, as it relates to the development of your website, as well as the status of the development of your website, how close you are to completion, and how much you estimate you will need to incur to complete development.

In response to this comment, the Company’s website developer is currently working on completing the initial version of the website. Once completed and both front and backend platforms are functioning, the Company will move to a beta testing site. The layout has not been fully approved at this point. The Company has capitalized $7,500 so far in costs and expects to incur no more than an additional $5,000 in costs.

Item 16. Exhibits, page II-2

16.
Please have counsel revise the legality opinion filed as Exhibit 5.1 to clearly opine on the legality of the units. For guidance, please refer to Section II.B.1.h of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

In response to this comment, the counsel for the Company revised its legal opinion and filed the same with the amended registration statement.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

Andrew Gaudet

Enclosure (Acknowledgment by the Company)

4

Perk International Inc.
2470 East 16th Street
Brooklyn, NY, 11235

Via EDGAR

September 11, 2013

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Kathleen Krebs

Re:	Perk International Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 22, 2013
File No. 333-189540

Dear Mrs. Krebs:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated August 30, 2013 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perk International Inc.

By:	Andrew Gaudet
Chief Executive Officer

A Bright Future for Daily Deal Sites - eMarketer

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A Bright Future for Daily Deal Sites

MAR 16, 2011

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Optimistic scenario puts sales at $6 billion by 2015

Deal-of-the-day sites, often featuring a group buying component, have taken off over the past year, with startups like Groupon getting big fast and major internet properties like Google and Facebook looking for their own ways to get in on the action.

Consumer spending on deal-a-day offers is poised to grow more than 35% to reach $3.9 billion in the US by 2015, according to a March 2011 forecast by BIA/Kelsey (http://www.biakelsey.com). Deal sites like Groupon, LivingSocial and others have become popular among users who are getting accustomed to receiving deals packaged conveniently in one daily email, eliminating the need for hunting around on the web.

US Daily Deal Site Revenues, 2010-2015
billions

$0.87
$1.25
$1.73
$2.34
$3.08
$3.93
2010
2011
2012
2013
2014
2015

Source: BIA/Kelsey as cited in press release, March 3, 2011
125574 www.eMarketer.com

In its most optimistic scenario, BIA/Kelsey projects that daily deal sales could exceed $6 billion by 2015, representing a 47.4% compound annual growth rate. The bullish forecast seems entirely plausible, given Groupon's meteoric growth from sales of $33 million in 2009 to $760 million in 2010, said eMarketer principal analyst Jeffrey Grau.

"It's plausible because it appeals to consumers' desire to get a good deal, and as daily deal sites target offers, they will stimulate consumer demand," Grau explained. In addition, sites that aggregate daily deals like YipIt, Dealery and Dealnews will make it easier for consumers to find compelling offers.

A pre-holiday 2010 survey by deal site Eversave (http://www.eversave.com) suggested consumers' keen interest in using daily deal sites as they prepared their holiday shopping. The survey revealed that 66.8% of US online buyers said they would use a daily deal website for online holiday shopping and 46.2% for restaurants.

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A Bright Future for Daily Deal Sites - eMarketer

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US Online Buyers Who Would Use a Daily Deal Website* for Holiday Shopping, by Product/Service Category, Nov 2010
% of respondents
Online retail (gourmet food, children's clothing, handbags, makeup)
Restaurants
46.2%
Events and activities (concert/theater tickets, travel, tourism, hot air balloon, wine tasting)
29.6%
Health and beauty services (massage, facial, manicure, pedicure, fitness classes)
22.9%
Other
19.8%
Note: *e.g., Eversave, Groupon and LivingSocial
Source: Eversave, "Holiday Online Shopping and Daily Deals Websites," provided to eMarketer, Nov 11, 2010
www.eMarketer.com

Strong consumer interest in the convenience of such deal sites and the entry of new players, including AT&T and The New York Times Co., into the space will only add more options. That could also potentially dilute revenues by making the pie smaller.

"What could derail the market is that people get tired of daily deals," Grau noted. "People were very excited by the novelty of eBay's online auction marketplace in its early days but that enthusiasm eventually waned causing eBay to build up its fixed-price sales."

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Daily Deal Industry to Evolve - Ad-ology Marketing Forecast Page 1 of 3

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March 18, 2013

Kathy Crosett

Daily Deal Industry to Evolve

discount

Late last year BIA/Kelsey predicted that the daily deals industry would generate revenue of $3.6 billion for 2012. While consumers may still interested in great deals and enjoy purchasing them, dedicated deal operators are finding it tougher to grow profitably. Some analysts believe the industry is due for a shakeout this year.

The industry leader, Groupon, is competing hard with the likes of LivingSocial and Google Offers. While there have been a few high profile failures, like Facebook Deals, the pureplay operators may be running into more problems other than look-alike competitors. One difficulty is that a significant number of merchants have decided that running these offers does little to help the bottom line in the long run. Only 3% of businesses in one recent survey believe that the deals bring repeat customers.

There is a low barrier to entry for this business model. All a potential competitor needs is an innovative idea and a list of subscribers and marketers to begin churning out deals. Many marketers are realizing that they can run daily deals without involving an expensive 3rd party which takes a cut of the action. For example, a new BankAmeriDeals program encourages merchants to offer deals and discounts to account holders as they review their statements online. Customers can keep the copy of the electronic offer and use it when they visit the merchant. Consumers like this arrangement because there's no need to pay up front and no tight time limit.

As consumers continue to shop and pay with their mobile devices, more local businesses may want to reach shoppers directly, especially with the help of their local media companies. This situation may result in more creatively structured deals that will cut out pureplay companies.

In any case, the original business model for daily deals is likely to change. Some expect that having local salespeople working for a national organization may not be cost effective. Others believe that merchants will pull back on deep discounts and try alternate and less expensive models, perhaps with credit card partners, to build loyalty. As for the daily deal industry outlook, BIA/Kelsey analysts expect to revise projected revenue numbers down this year.

For customers who have enjoyed the social nature of deals – things may still be social but the deals may not be as deep or as frequent going forward.

[Source: Heine, Christopher. Adapt-or-Die Time. Adweek.com. 10 Mar. 2013. Web. 18 Mar. 2013]

Comments are closed.

daily deals, forecasts, Forecasts: Social Media

http://www.marketingforecast.com/daily-deal-industry-to-evolve/ 9/9/2013

Daily Deal Industry to Evolve - Ad-ology Marketing Forecast
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About Kathy Crosett

Kathy is the Research Director for the Ad-ology Research. She holds a Masters in Business Administration from the University of Vermont and oversees a staff of researchers, writers and content providers for Ad-ology.

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What's Next For The Daily Deal Business Model? : NPR
Page 1 of 3

npr

What's Next For The Daily Deal Business Model?

by NPR STAFF

December 04, 2012 4:06 AM

Listen to the Story
Morning Edition **4 min 6 sec**

Despite their recent woes, "daily deal" companies Groupon and Living Social can be

NPR

Are the days of "daily deal" coupons about to expire? Shares of email coupon company Groupon are down nearly 80 percent since going public last year. And its smaller rival, Living Social, plans to lay off as many as 400 employees, after reporting a net loss of more than $560 million in the third quarter.

Those struggles have raised questions about the future of the daily deal strategy, and whether a company like Groupon can stay in business.

"It's ... an evolution of the company that's happening," says Arvind Bhatia, managing director of equity research for the investment firm Sterne Agee, in an interview with NPR's David Greene. "They have a decent balance sheet," Bhatia says of Groupon. "As long as they continue to generate profitability, I think the business can survive." Stern Agee trades in Groupon shares and has an investment banking relationship with Groupon.

Interview Highlights:

On the coupon business model

"I think fundamentally, the model can work. But it needs scale. Keep in mind that Groupon was born out of the recession ... at a time when people wanted to see deals. So they were right in the sweet spot of what people really wanted. And they've grown really fast.

http://www.npr.org/2012/12/04/166436206/whats-next-for-the-daily-deal-business-model 9/9/2013

What's Next For The Daily Deal Business Model? : NPR Page 2 of 3

"But ... the daily deal business seems to be peaking. And in some ways, Groupon is a victim of its own success. It's hard for them to continue to grow the daily deal business the way they did before."

On the need for scale

"Both Living Social and Groupon — Groupon, in particular — have spent tons and tons of money in acquiring these customers. They have something like 160 million people whose email list that they have. That is what is attractive to merchants. So, you need scale to succeed."

On complaints about deals

"The deals that merchants offer are deeply discounted deals. And those are meant to be deals that bring customers in. And hopefully, customers like the product and keep coming back.

"Sometimes what happens is, the merchants that are using this product maybe don't know how to use it appropriately. And maybe their service isn't good enough — and they were hoping this would be this one last desperate move to get customers in before they go out of business. So, it depends on the merchant itself."

On the evolving "daily deal" business

"In the beginning, it was all about, let's acquire customers at all costs. Now, particularly for Groupon, it's OK, you've got the customers. Now show us how you can make money with this business model.

"So one thing they have to do is slow down on their spending. And they're doing exactly that."

On moving past email

"What they've talked about is tapping into, perhaps, search engines like Google and Bing to attract more customers. And that's a pretty significant move. Keep in mind that 25 percent of all searches ... are for local products.

"But right now, they're driving very little business from these search engines. So that's an opportunity for them to now go after customers that are looking for deals in general, not just through the emails."

http://www.npr.org/2012/12/04/166436206/whats-next-for-the-daily-deal-business-model 9/9/2013

What's Next For The Daily Deal Business Model? : NPR
Page 3 of 3

©2013 NPR

http://www.npr.org/2012/12/04/166436206/whats-next-for-the-daily-deal-business-model 9/9/2013

Groupon fallout: What's next for daily deals? Page 1 of 3

Groupon fallout: What's next for daily deals?

Hadley Malcolm, USA TODAY 11:28 a.m. EST March 5, 2013

(Photo: Nicholas Kamm, AFP/Getty Images)

SHARE 55 CONNECT 39 TWEET (https://twitter.com/intent/tweet?url=http://usat.ly/XOCDc8&text=Groupon%20fallout:%20Whal

Daily deals may have ballooned to stardom, but the craze is just as quickly starting to deflate. After Groupon, a pioneer in the space, fired its founder and CEO Andrew Mason last week, several experts say daily deals companies need to seriously rethink the way they do business.

Groupon fired Mason (http://www.usatoday.com/story/tech/2013/02/28/struggling-groupon-says-it-ousted-ceo-andrew-mason/1954725/) Thursday, a day after reporting fourth-quarter earnings that missed analysts' expectations. Shares were down 25% after the report before jumping slightly on news of Mason's firing. The company has since recouped all of its losses and is trading higher Tuesday.

Groupon experienced massive growth after launching in 2008, and hired an equally massive workforce in the years that followed, but didn't bring in the revenue to justify it.

As other daily deals companies jumped into the space, the market became overcrowded, the deals redundant, and merchants grew frustrated once they realized offering a deal didn't necessarily help business.

MONEY QUICK TIPS: Secrets behind the best hidden online prices (http://www.usatoday.com/story/money/personalfinance/2013/03/02/money-quick-tips-best-online-deals/1958141/)

Analysts and others won't go as far to say daily deals will fade away completely, but the space will shrink and companies such as Groupon and Living Social will have to come up with new strategies for long-term success. Here are some suggestions:

• Offer deals that stand out.

By this point, consumers are bored by the constant barrage of e-mails offering discounts on bikini waxes, hair salons and random Thai food restaurants. "The deals are for the same types of products with hardly any variations," says Tom Adams, 33, of Chesapeake, Va. Others say the quality of the deals has declined, and there's too much emphasis on selling products rather than coveted experiences.

"When the deals were more experiential they kind of piqued interest a little more," says Kait Smith, 24. "My favorite deals from the past have been ones that really enabled me to try new things." Smith recently purchased a deal through Living Social for a trip to Mexico, and says her favorite deal she ever bought was for a jet-ski rental.

Groupon and Living Social have both started offering deals on an assortment of goods from iPhone cases to blankets to curling irons, where profit margins are a lot smaller, says Kathy Gersch, executive vice president for Kotter International, which helps companies implement new strategies.

"They make less money on those deals," she says, and it means they're competing in an already-crowded space dominated by the likes of Amazon and eBay.

• Find other ways to make money.

Daily deal companies face a conundrum, and that is they can't survive solely on daily deal offerings, Gersch says.

"It's going to be difficult in such a competitive market unless they can monetize in other ways," she says, such as leveraging data they've collected from doing business or building on partnerships with merchants.

Or perhaps daily deal sites can partner with large retailers or restaurant chains on a digital couponing strategy, says Jonathan Marek, senior vice president at Applied Predictive Technologies, a company that provides software and other tools for businesses to determine how profitable their business strategies are.

"Large retailers and large restaurant chains, they do all kinds of couponing and promotional offers," Marek says. "If I were Groupon, I would be thinking about, do I have something proprietary that could actually help me help those companies to do this better."

http://www.usatoday.com/story/money/business/2013/03/04/daily-deals-companies-new-strategy/1962489/ 9/9/2013

Groupon fallout: What's next for daily deals? Page 2 of 3

• Realize who your customer is.

The problem with daily deals companies is that "they have a fundamental disconnect in understanding who their customers are," says Sucharita Mulpuru, a retail analyst at Forrester Research. The primary customer is not the person buying the deal.

"The customer is the merchant," she says. "And if they service that customer, they have a shot at survival and being around in 10 years."

Instead, daily deals companies have focused on offering a lightning round of new options to consumers without much regard to how it pays off financially for the merchants they do business with.

"The deep discounts don't work for their customers, meaning the businesses," Marek says. "You would need to see massive amounts of new customers come again and again in order for it to work and that just doesn't happen."

Instead, he says, places such as restaurants and spas end up drawing one-time customers looking to save money or repeat customers who otherwise would have paid full price because they already frequent the business. Either way, they lose money.

• Make it profitable for businesses, not just for you.

"You have to have a model where your customer benefits in the end economically," Marek says.

He envisions more emphasis on options like Living Social's takeout and delivery, which advertises real-time, hyper-local deals on lunch and dinner spots.

From a restaurant's perspective, it's a better way to draw new customers, Marek says. "If I flip it to, I have empty seats right now and if I can bring people in right now at a discount (who) wouldn't have come in, there's a lot more power in that."

Bottom line: Daily deals will live another day, or several years. But sites will become much more tailored.

"This is not the death of the daily deal," Mulpuru says. "It's probably going to get smaller but more profitable. Which is good for everybody."

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Bice: Groupon Isn't a Good Deal for Businesses

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Published: Thursday, 20 Sep 2012 | 10:26 AM ET

By: Bill Bice |CEO, SpaBoom/CoverBoom and CNBC-YPO Chief Executive Network Member

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As traditional media options fade away, mom and pop merchants are desperate for new, effective marketing avenues that build their business and their brands. Groupon and the other daily deal sites appear to be the answer by bringing in new clients with no upfront expense. All you have to do is say "Yes!" to the sales representative. However, Groupon's business model has inherent flaws. (*Read More:* **Cohen: Groupon Is Good for Business**)

Groupon built its business working for consumers, not small businesses. Groupon's sales team works hard convincing merchants to accept offers that meet its standards for "deal quality." To Groupon, a "high quality" deal translates into money for them, regardless of its effects on the merchant. Before **Groupon's IPO**it was revealed that it needed to grow each month, just to meet its obligations to merchants. Post IPO, Groupon's public status has Wall Street demanding unprecedented growth. Consequently, Groupon's goals are to create as many deals as possible to drive more revenue. Its original mantra of one deal a day per city has been completely abandoned and replaced with a segmented subscriber base allowing Groupon to offer multiple deals every day in most markets. This has resulted in deal-fatigue among subscribers and tremendous price pressure on local merchants. (*Read More:*Groupon Launches Credit Card Payment Business)

Groupon's pitch is brilliant: a merchant pays nothing up front and has no responsibility for crafting or delivering an offer. The company takes care of all that work and actually pays the merchant after the promotion is deployed. The catch is how much Groupon takes from the merchant. Groupon board member Ted Leonsis loves to say that his company helps small businesses use their margin as "currency" to buy promotions from Groupon. What he generally avoids explaining is that 100%

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Bice: Groupon Isn't a Good Deal for Businesses Page 2 of 5

of the gross margin is wiped out by the offer and another approximately 25% goes to Groupon for its fee.

The classic Groupon deal requires a discount of 50%, after which the merchant and Groupon basically split the revenue (after the merchant pays the credit card fees and waits around for its check). This arrangement ultimately gives merchants about 23 cents for each dollar after discount and fees. If the merchant starts out with a 50% gross margin that means it loses 25% for each voucher redeemed. While 75% off seems like something many merchants do a few times each year it's important to understand that most daily deal users are service businesses. When a retailer offers 75% off it is generally blowing out a portion of remaining inventory. For example, in April, you can buy winter coats at 75% off because the retailer has already sold 90% of them at a reasonable margin - and the business would rather have the money to invest in swimsuits. (*Read More*: **What's the Deal with Groupon's Stock?: Greenberg**)

A service business does not have these opportunities. We estimate that for every 100 Groupons a restaurant sells it will lose almost $1,200, while the average day spa loses about $2,250 on Groupon deals. If the deal goes "well" and sells 500 Groupons, the spa would lose about $11,250 while Groupon puts the same amount in the bank.

"Sucking value out of the small business market will ultimately damage the local merchants that are the bread and butter of Groupon's base. Groupon's model is not sustainable. In a race to the bottom everyone drowns."

CEO, SpaBoom and CoverBoom
Bill Bice

The classic defense of the Groupon's financial arrangement is that it's a reasonable cost to bring in new customers. There is data however that doesn't support that argument. Groupon's own research once estimated a return rate of just 22% while others have estimated a number much lower. But focusing on return rate is a deceptive number. What merchants should be buying is a visit by a brand-new customer who then returns to make subsequent purchases at full price. A study by Lightspeed Research shows that 63% of Groupons are purchased by existing customers. Just 2% of buyers who returned had never purchased from the merchant prior to the Groupon. So the merchant essentially gave away 75 cents for each dollar of business from the other 98%.

The other problem with Groupon is that the bigger it gets the less it can help small businesses. The theory behind Groupon is a small business can get new potential customers to try them out by offering a really great deal. So if a pizza place offers a 50% off deal to a broad list of people in theory some new prospects might give them a try. If the coupon buyers like what they get they might become a regular customer at regular price. But Groupon's growth makes that result unlikely. Once the first pizza place runs a Groupon every other independent will do the same and Groupon's targeting algorithm will make sure that the buyer of any one pizza deal will be offered many more. Rather that gaining some new customers for those that offer deals Groupon effectively lowers the price of pizza, haircuts and other services in all its markets. After all, if a pizza place sells 500 vouchers for cheap pizza they have effectively presold meals that otherwise would have gone to the other local pizza joints in town. Groupon does not really create more haircuts or meals served; it just rearranges who gets those visits and sucks 75% of the value away from the local merchants. (*Read More:* Investors Question If Mason Is the Right Person to Run Groupon)

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Bice: Groupon Isn't a Good Deal for Businesses Page 3 of 5

If Groupon really helped small businesses there should be some aggregate growth from its core markets. Even if there is not a net growth in purchases, the type of businesses that Groupon helps should be benefiting, but this is not the case in arguably Groupon's biggest category: restaurants. According to Local Offer Network, daily deal revenue growth increased approximately 140% in 2011.

However, in the same period, visits to independent restaurants were down 4% according to the NPD Group. All the daily deal providers accomplished is to make $280M disappear from the restaurant industry by charging that amount in fees.

Sucking value out of the small business market will ultimately damage the local merchants that are the bread and butter of Groupon's base. Groupon's model is not sustainable. In a race to the bottom everyone drowns.

Bill Bice is the CEO of SpaBoom and CoverBoom, which delivers custom social media, e-mail and promotion marketing for local, independent small businesses. In his role, Bice works with 5,000 spas and restaurants around the country, the top two verticals for daily deal companies like Groupon.

*CNBC and YPO (**Young Presidents' Organization**) have formed an exclusive editorial partnership, consisting of regional "Chief Executive Networks" in the Americas, EMEA and Asia-Pacific. These "Chief Executives Networks" are made up of a sample of YPO's unrivaled global network of 20,000 top executives from 120 countries who are on the frontlines of the economy. The opinions of "Chief Executive Network" members are solely their own and do not reflect the opinions of YPO as a whole or CNBC.*

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Comments

6 Comments Total

mscottpitt | Sep 20, 2012 11:46 AM ET

How in the heck could CNBC give this space to someone who is a DIRECT competitor of Groupon?

Oh you think the CEO of a marketing company competing against Groupon is NOT going to like Groupon? What a shock!

Waste of time. Shame on you CNBC.

» Report Abuse

mscottpitt | Sep 20, 2012 11:50 AM ET

How in the heck could CNBC give this space to someone who is a DIRECT competitor of Groupon?

Oh you think the CEO of a marketing company competing against Groupon is NOT going to like Groupon? What a shock!

Waste of time. Shame on you CNBC.

» Report Abuse

learning2fly2 | Sep 27, 2012 06:26 PM ET

Interesting how you'll never see a company use Groupon twice...
This article was right on target.

» Report Abuse

billbice | Sep 28, 2012 11:23 AM ET

What Groupon is selling you is their list -- one that they've compiled by sucking the customers out of small businesses. LivingSocial and the plethora of daily deal sites are competitors to Groupon.

We're only competition in the sense that every advertising, marketing and promotion opportunity is an alternative to Groupon. And there are many that I can recommend as a better approach for small businesses.

» Report Abuse

Symphony3 | Oct 2, 2012 07:32 AM ET

Mr. Bice's analysis is spot on. As a small business owner, I find that customers from Groupon are only looking for deals. They are the least loyal and provide low margin sales. It's the worst combination for any business.

» Report Abuse

FeritT | Aug 4, 2013 02:19 AM ET

very confusing. so what does the merchant (restaurant) retain of a $50 check is I use a 15 for 30 groupon?

» Report Abuse

1

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Bice: Groupon Isn't a Good Deal for Businesses Page 5 of 5

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